

June 6, 2024

Yishai Cohen
Chief Executive Officer of Landa Holdings, Inc.
Landa Financing LLC
20 West 22nd Street
New York, NY 10010

> **Re: Landa Financing LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed May 15, 2024**
> **File No. 024-12193**

Dear Yishai Cohen:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A filed May 15, 2024

Part I
Item 3. Application of Rule 262, page I-1

1.   We note that the box is checked indicating that disclosure under Rule 262(d) is included in Part II of the offering statement; however, no disclosure is provided. Please remove the check mark or revise your disclosure, as applicable.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page I-1

2.   Please state the dollar amount of the shares currently being offered and the amount sold within the last 12 months. Also disclose this information on the cover page of the offering circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Landa Filings